Exhibit 99.1

MEDIA RELEASE

October 29, 2025

Algoma Steel Group Reports Financial Results for the Third Quarter 2025

Third Quarter Results In Line with Previously Announced Expectations

Advances EAF Ramp-Up and Strengthens Liquidity with $500 Million in Government Support

SAULT STE. MARIE, ONTARIO (October 29, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today reported financial results for the three and nine months ended September 30, 2025, reflecting ongoing trade-related headwinds and continued execution of the Company’s electric arc furnace (“EAF”) transformation.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Third Quarter 2025 to Third Quarter 2024 Comparisons

•	Consolidated revenue of $523.9 million, compared to $600.3 million in the prior-year quarter.

•	Consolidated loss from operations of $651.5 million, including a non-cash impairment loss of $503.4 million, compared to a loss from operations of $83.6 million in the prior-year quarter.

•	Net loss of $485.1 million, compared to a net loss of $106.6 million in the prior-year quarter.

•

Adjusted EBITDA loss of $87.1 million and Adjusted EBITDA margin of (16.6%), compared to Adjusted EBITDA of $3.5 million and Adjusted EBITDA margin of 0.6% in the prior-year quarter (see “Non-GAAP Measures” below).

•	Tariff impact on Canadian sales totaled $32 million compared to nil in the prior-year quarter and direct tariff expense totaled $89.7 million compared to nil in the prior-year quarter.

•	Cash used in operating activities of $117.3 million, compared to cash generated by operating activities of $25.5 million in the prior-year quarter.

•	Shipments of 419,173 tons, compared to 520,443 tons in the prior-year quarter.

Michael Garcia, the Company’s Chief Executive Officer, commented, “Our third quarter results were largely in line with our previously announced guidance as we continue to navigate a challenging steel market environment. The U.S. steel market remains largely closed to us, and broader market conditions continue to present headwinds. However, we have taken decisive action to strengthen our position during this period of uncertainty. Our focus remains on advancing our electric arc furnace transition, improving our cost structure, and positioning Algoma for sustainable profitability in the years ahead.”

Rajat Marwah, Chief Financial Officer, added, “The $500 million in liquidity support announced with the Government of Canada and the Province of Ontario will provide us with long-term financial flexibility and reinforce confidence in Algoma’s future. These facilities will strengthen our balance sheet, extend our liquidity runway, and support the continued execution of our strategic transformation as we diversify end markets and optimize the business during this transitional period.”

Michael Garcia concluded, “In response to current market dynamics, we are accelerating our transition to EAF steelmaking, expediting our evolution into one of North America’s lowest-cost green steel producers. While we cannot control macro challenges or market access issues, we remain focused on what we can control, the successful execution of our transformation strategy. We are confident that the flexibility and structural cost advantages we are building through our investment in green steelmaking technology will serve us well across market cycles and create lasting value for all stakeholders.”

Third Quarter 2025 Financial Results

Third quarter revenue totaled $523.9 million, compared to $600.3 million in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $473.3 million, compared to $539.0 million, and revenue per ton of steel sold was $1,250, compared to $1,153. Lower steel shipments were the primary driver of the change in revenue, partially offset by higher net sales realizations.

Loss from operations was $651.5 million, including a non-cash impairment loss of $503.4 million recorded during the quarter as described below, versus $83.6 million in the prior-year quarter. As of September 30, 2025, the Company identified two impairment indicators, its market capitalization falling below the carrying value of its net assets and the impact of U.S. Section 232 tariffs. Accordingly, an impairment test was performed to assess whether the recoverable amount of the cash-generating unit exceeded its carrying value. Excluding the non-cash impairment loss, the year-over-year change was primarily due to decreased revenue, partially offset by decreased cost of sales. For the third quarter of 2025, direct tariff costs were $89.7 million.

Net loss in the third quarter was $485.1 million, compared to a net loss of $106.6 million in the prior-year quarter. The change was driven primarily by the non-cash impairment loss of $503.4 million, losses from operations and foreign exchange.

Adjusted EBITDA in the third quarter was a loss of $87.1 million, compared with Adjusted EBITDA of $3.5 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of (16.6%). The average realized price of steel net of freight and non-steel revenue was $1,129 per ton, compared to $1,036 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,282 compared to $1,032 in the prior-year quarter. Shipments for the third quarter were 419,173 tons, compared to 520,443 tons in the prior-year quarter.

See “Non-GAAP Measures” below for an explanation of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of net (loss) income to Adjusted EBITDA.

Electric Arc Furnace

Since achieving first arc and first steel production in early July, commissioning and ramp-up activities for Unit 1 of Algoma’s EAF project have progressed in line with expectations. The furnace and associated melt shop assets have demonstrated stable and reliable performance, achieving quality metrics across a broad range of plate and hot rolled coil product grades. The Q-One power system and other critical process components continue to perform as designed, supporting consistent metallurgical quality and process control.

During the quarter, EAF operations were maintained on a limited two-day-per-week schedule to align with prevailing market conditions and to facilitate completion of final installation and integration activities across the melt shop. The Company expects to transition to a five-day-per-week operating schedule in mid-November 2025 as it accelerates the decommissioning of its blast furnace and coke oven operations and replaces this capacity with low-carbon steel production from the new EAF facility.

Following completion of the EAF transformation, Algoma’s facility is expected to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, and is projected to reduce annual carbon emissions by approximately 70%.

Trade Environment and Strategic Response

During the quarter, Algoma continued to be impacted by U.S. trade actions, including a 50% tariff on steel imports under Section 232 of the Trade Expansion Act of 1962. These measures have significantly restricted access to the U.S. market for Canadian producers, leading to an oversupply of steel coil in Canada and substantial price compression across domestic markets.

As a result, Canadian transactional pricing during the quarter was up to 40% lower than comparable U.S. levels, reducing revenue by approximately $32 million and $62 million for the three and nine months ended September 30, 2025. Direct tariff costs totaled $89.7 million and $164.3 million for the three and nine months ended September 30, 2025, respectively, with shipments to the U.S. representing approximately half of total steel volumes.

In response to the prolonged trade disruptions, Algoma’s board of directors (the “Board”) approved a plan to accelerate the decommissioning of the Company’s blast furnace and coke oven operations, replacing this capacity with low-carbon steel production from its new EAF facility. The Company plans to focus on discrete plate production, where it holds a unique market position as Canada’s sole producer, while strategically scaling back coil production to better align with domestic demand. This shift is expected to substantially reduce tariff exposure, lower operating costs, and enhance overall cash efficiency, extending Algoma’s liquidity runway and positioning the Company to improve financial performance as market conditions stabilize.

Algoma has secured $500 million in government-backed liquidity support through the Large Enterprise Tariff Loan facility and a companion facility from the Province of Ontario (the “Government Facilities”). Algoma expects that the Government Facilities will provide near-term financial flexibility and position the Company to advance its transformation and explore new product diversification opportunities. The Company expects to be in a position to draw on the Government Facilities early in the fourth quarter of 2025, subject to the satisfaction of conditions including the completion of definitive loan documentation and the receipt of all necessary approvals under the Company’s first lien revolving facility.

Liquidity

During the quarter, the Company amended its ABL credit facility, increasing its total availability by US$75 million, further strengthening near-term liquidity and financial flexibility. At quarter end, the Company had liquidity totaling $337.1 million, including $4.5 million of cash and $332.6 million available under its ABL credit facility.

Quarterly Dividend

In July 2025, the Board suspended the regular quarterly dividend on the Company’s common shares. This decision reflects the Board’s prudent approach to capital allocation and its commitment to preserving liquidity and financial flexibility in the face of evolving market conditions. The Board will continue to evaluate future dividend declarations, if any, in the context of capital requirements, strategic priorities, overall financial performance and loan covenants.

Conference Call and Webcast Details

A webcast and conference call will be held on Thursday, October 30, 2025 at 11:00 a.m. EDT to review the Company’s results for the three and nine months ended September 30, 2025, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Earnings Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13756491.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim financial statements for the three and nine months ended September 30, 2025 and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, expected timing for a complete transition to EAF steelmaking, the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, including with respect to the Company’s ability to enter into definitive documentation with respect to the Government Facilities on the terms described or at all, labor availability, global supply chain disruptions on costs, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding potential borrowings under the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory write-downs and impairment loss. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS Accounting Standards. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2025	December 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash	$4.5	$266.9
Restricted cash	0.1	0.1
Taxes receivable	101.3	84.3
Accounts receivable, net	255.8	227.6
Inventories	790.0	879.2
Prepaid expenses and deposits	23.5	42.8
Other assets	5.7	5.5

Total current assets	$1,180.9	$1,506.4

Non-current
Property, plant and equipment, net	$1,238.6	$1,662.7
Intangible assets, net	0.3	0.5
Other assets	15.8	16.6

Total non-current assets	$1,254.7	$1,679.8

Total assets	$2,435.6	$3,186.2

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$101.0	$0.4
Accounts payable and accrued liabilities	313.0	319.1
Taxes payable and accrued taxes	62.4	41.6
Current portion of other long-term liabilities	4.8	3.2
Current portion of governmental loans	10.3	25.0
Current portion of environmental liabilities	3.4	4.2
Warrant liability	5.2	52.2
Earnout liability	3.2	10.1
Share-based payment compensation liability	12.3	34.5

Total current liabilities	$515.6	$490.3

Non-current
Senior secured lien notes	$483.6	$498.4
Long-term governmental loans	149.2	133.6
Accrued pension liability	138.8	178.3
Accrued other post-employment benefit obligation	203.5	206.2
Other long-term liabilities	34.3	26.7
Environmental liabilities	36.2	33.3
Deferred income tax liabilities	—	110.9

Total non-current liabilities	$1,045.6	$1,187.4

Total liabilities	$1,561.2	$1,677.7

Shareholders’ equity
Capital stock	$975.5	$974.8
Accumulated other comprehensive income	427.7	439.6
(Deficit) retained earnings	(533.2)	102.0
Contributed surplus (deficit)	4.4	(7.9)

Total shareholders’ equity	$874.4	$1,508.5

Total liabilities and shareholders’ equity	$2,435.6	$3,186.2

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Loss

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$523.9	$600.3	$1,630.7	$1,871.4
Operating expenses
Cost of sales	$640.8	$647.2	$1,910.7	$1,866.4
Administrative and selling expenses	31.2	36.7	93.1	98.0
Impairment loss	503.4	—	503.4	—

Loss from operations	($651.5)	($83.6)	($876.5)	($93.0)

Other (income) and expenses
Finance income	($1.1)	($7.0)	($6.4)	($13.6)
Finance costs	17.0	19.2	53.3	45.3
Interest on pension and other post-employment benefit obligations	4.0	5.3	11.9	15.6
Foreign exchange (gain) loss	(14.3)	9.6	18.1	(13.0)
Other income	—	(32.1)	(50.0)	(32.1)
Change in fair value of warrant liability	(11.9)	27.3	(46.4)	(3.6)
Change in fair value of earnout liability	(3.0)	5.4	(6.1)	(0.5)
Change in fair value of share-based compensation liability	(11.4)	12.5	(21.7)	1.9

	($20.7)	$40.2	($47.3)	$0.0

Loss before income taxes	($630.8)	($123.8)	($829.2)	($93.0)
Income tax recovery	(145.7)	(17.2)	(209.0)	(20.5)

Net loss	($485.1)	($106.6)	($620.2)	($72.5)

Net loss per common share
Basic and diluted	($4.46)	($0.98)	($5.71)	($0.67)

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
expressed in millions of Canadian dollars
Operating activities
Net loss	($485.1)	($106.6)	($620.2)	($72.5)
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	43.4	36.3	116.6	104.3
Deferred income tax (recovery) expense	(105.3)	8.7	(106.8)	(1.8)
Pension funding in excess of expense	(3.1)	(2.8)	(8.2)	(5.9)
Post-employment benefit funding in excess of expense	(2.2)	(2.3)	(5.6)	(6.1)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(3.6)	3.0	5.7	(5.1)
post-employment benefit obligations	(4.1)	3.1	6.9	(5.0)
Finance costs	17.0	19.2	53.3	45.3
Loss on disposal of property, plant and equipment	0.2	—	0.2	1.6
Interest on pension and other post-employment benefit obligations	4.0	5.3	11.9	15.6
Other income	—	(32.1)	(50.0)	(32.1)
Accretion of governmental loans and environmental liabilities	3.3	6.1	12.4	17.8
Unrealized foreign exchange (gain) loss on government loan facilities	(3.2)	2.1	5.1	(2.6)
Increase (decrease) in fair value of warrant liability	(11.9)	27.3	(46.4)	(3.6)
Increase (decrease) in fair value of earnout liability	(3.0)	5.4	(6.1)	(0.5)
Increase (decrease) in fair value of share-based compensation liability	(11.4)	12.5	(21.7)	1.9
Impairment loss	503.4	—	503.4	—
Other	2.8	8.7	15.1	8.9

	($58.8)	($6.1)	($134.4)	$60.2
Net change in non-cash operating working capital	(58.2)	31.9	37.1	100.2
Environmental liabilities paid	(0.3)	(0.3)	(0.8)	(1.2)
Insurance proceeds for operating expenses	—	—	35.0	—

Cash (used in) generated by operating activities	($117.3)	$25.5	($63.1)	$159.2

Investing activities
Acquisition of property, plant and equipment	($73.7)	($89.4)	($298.1)	($308.1)
Insurance proceeds for property damage	—	27.9	15.0	27.9

Cash used in investing activities	($73.7)	($61.5)	($283.1)	($280.2)

Financing activities
Bank indebtedness advanced (repaid), net	$83.4	$0.0	$99.4	($5.1)
Restricted cash		3.8	—	3.8
Senior secured lien notes issued, net of underwriter fees	—	—	—	472.6
Transaction costs on senior secured lien notes	—	—	—	(4.1)
Governmental loans received	—	12.9	16.3	42.9
Governmental grants received	21.3	—	21.3	—
Repayment of governmental loans	(1.4)	(2.5)	(13.9)	(7.5)
Interest paid	(0.6)	—	(25.1)	(0.2)
Dividends paid	—	(14.2)	(14.8)	(21.3)
Other	9.8	0.9	11.3	—

Cash generated by financing activities	$112.5	$0.9	$94.5	$481.1

Effect of exchange rate changes on cash	$0.5	($6.3)	($10.7)	($2.8)
Cash
(Decrease) increase in cash	(78.0)	(41.4)	(262.4)	357.3
Opening balance	82.5	493.4	266.9	94.7

Ending balance	$4.5	$452.0	$4.5	$452.0

Algoma Steel Group Inc.

Reconciliation of Net Loss to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
millions of dollars	2025	2024	2025	2024
Net loss	($485.1)	($106.6)	($620.2)	($72.5)
Depreciation of property, plant and equipment and amortization of intangible assets	43.4	36.3	116.6	104.3
Finance costs	17.0	19.2	53.3	45.3
Interest on pension and other post-employment benefit obligations	4.0	5.3	11.9	15.6
Income tax recovery	(145.7)	(17.2)	(209.0)	(20.5)
Foreign exchange (gain) loss	(14.3)	9.6	18.1	(13.0)
Finance income	(1.1)	(7.0)	(6.4)	(13.6)
Inventory adjustments (depreciation on property, plant and equipment in inventory)	2.9	(1.7)	4.4	0.8
Carbon tax	9.5	12.5	23.4	28.4
Increase (decrease) in fair value of warrant liability	(11.9)	27.3	(46.4)	(3.6)
Increase (decrease) in fair value of earnout liability	(3.0)	5.4	(6.1)	(0.5)
Increase (decrease) in fair value of share-based payment compensation liability	(11.4)	12.5	(21.7)	1.9
Share-based compensation	5.2	7.9	12.5	10.2
Impairment loss	503.4	—	503.4	—

Adjusted EBITDA (i)	($87.1)	$3.5	($166.2)	$82.8

Net Loss Margin	(92.6%)	(17.8%)	(38.0%)	(3.9%)

Net Loss / ton	($1,157.3)	($204.8)	($455.7)	($49.2)

Adjusted EBITDA Margin (ii)	(16.6%)	0.6%	(10.2%)	4.4%

Adjusted EBITDA / ton	($207.8)	$6.7	($122.1)	$56.1

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com